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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:.........3235-0058 Expires: October 31, 2018 Estimated average burden hours per response. ...........2.50

FORM 12b-25	SEC FILE NUMBER
333-173702
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2015

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXCEL CORPORATION

Full Name of Registrant

Not applicable

Former Name if Applicable

6363 North State Highway 161, Suite 310

Address of Principal Executive Office (Street and Number)

Irving, Texas 75038

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Excel Corporation (“Excel” or the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to report a delay in the filing of its annual report on Form 10-K for the year ended December 31, 2015. As previously reported on Form 8-K, the Company acquired substantially all of the U.S. assets and operations of Calpian Inc. on November 30, 2015 (the “Acquisition”). The Company is currently in the process of finalizing the carrying values of certain of the Company’s assets and liabilities acquired or recorded in connection with the Acquisition as of December 31, 2015. The Company is unable to complete and file with the Commission the Form 10-K by March 30, 2016 without unreasonable effort or expense. The Company expects to file the Form 10-K with the Commission within fifteen calendar days of the original prescribed date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Winspear	(972)	476-1000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company expects to report the following results for the year ended December 31, 2015:

	For the Years Ended
	December 31,
	2015	2014
	(unaudited)
Revenues	$17,599,332	$9,565,239
Costs and expenses	19,525,972	12,586,146
Net loss from operations	(1,926,640)	(3,020,907)
Other income	445,742	2,975,101
Interest expense	371,596	391,075
Net loss	$(1,852,494)	$(436,881)
Loss Per Share
Basic & Diluted	$(0.019)	$(0.005)

The results shown in the table above are preliminary and subject to change. The Acquisition resulted in only a single month’s results from the acquired operations. The carrying amounts of assets acquired and liabilities assumed including related purchase accounting adjustments from the Acquisition are more complex and are still in the process of being finalized.

EXCEL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2016	By	/s/ Robert L. Winspear
Name: Robert L. Winspear
(Title): Chief Financial Officer

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